Tongxin International, Ltd.
Pink Sheets: TXIC

Tongxin International competes in the $142B global market for automotive Engineered Vehicle Body Structures


Europe
North America
Asia/Pacific

Investor Presentation
April 29, 2011

Safe Harbor Statement

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Tongxin International Ltd. ("TXIC") and Hunan Tongxin Enterprise Co., Ltd. ("Hunan TX" or "HNTX"). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of TXI management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following Important factors which may cause actual results to differ from those contemplated in such forward-looking statements include, but are not limited to: (i) the results of TXI's efforts to implement its business strategy, (ii) changes in interest rates, (iii) legislation or regulatory requirements adversely impacting TXI's business and/or strategy, (iv) adverse changes in business conditions or inflation, (v) general economic conditions, either nationally or internationally, which are less favorable than expected and that result in, among other things, a deterioration in credit quality and/or collectability, (vi) competitive pressures, (vii) changes in securities markets, (viii) actions of competitors of TXI and TXI's ability to respond to such actions, (ix) the cost of capital, which may depend in part on TXI's prospects and outlook, (x) changes in governmental regulation, tax rates and similar matters, and (xi) other risks detailed in TXI's other filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. Neither TXI nor TXUI subsidiaries assume any obligation to update the information contained in this presentation.

Investment Highlights

In business for more than 20 years

Largest vertically integrated independent supplier of commercial vehicle Engineered Vehicle Body Structures ("EVBS" or "cabs") in China

- Vertically-integrated product/die design, fabrication and manufacturing process
- 95% domestic commercial manufacturing base creates high barriers to entry
- 85% of EVBS products designed in-house covering the entire commercial vehicle market segments (mini, light, medium and heavy duty cabs)

Continued organic revenue growth from Chinese and emerging automotive markets

- 2009 Revenues increased by 24% y-o-y to record $121 million
- Anticipate double-digit yearly growth between 2010 and 2012
- Growth predominately from new products in medium/heavy duty cab segments and business from OEMs outsourcing

Fast-growing industry: Demand for EVBS in China was $22.5B in 2008; $25.1B in 2009, and $38.8B in 2010. Global demand approx. $142B in 2010.

Other targeted organic growth market opportunities include exports to:

- Emerging commercial trucks markets
- Original Equipment Service ("OES" or Collision Parts Aftermarket) in NA/ Europe
- Severe Service Truck markets in NA/Europe

Target inorganic growth through M&A with another EVBS supplier

Select Financials

Fiscal Year	December 31st
Last-Traded Price (12/31/10)	$1.22
Basic Shares (12/31/09) Total Shares diluted	11.8 M 11.8 M
Market Capitalization (based on Total Shares Diluted)	$106M
FY 2 0 0 8 Revenues Net Income EPS	 $98.4 M ▲9.4% $20.0 M $1.44
FY 2 0 0 9 Revenues Net Income EPS	 $121M ▲23% ($16.7) M ($1.38) ▼
FY 2 0 10 Pre-Announced Revenues	$100-110 M

** Non-GAAP calculations exclude non-cash warrant loss and associated warrant costs*

Industry and Company Overview

EVBS is the largest single product classification in automotive vehicles based upon content value

- Up to $3,700 for trucks versus $1,200 for cars
- Total global EVBS market in 2010 was approximately $142B
- China became the largest EVBS market accounting for approximately 27% or $38.8B in EVBS sales in 2010

TXIC is the largest independent commercial EVBS supplier in China

- Integrated supplier including product design, die design/fabrication and welding/assembly
- Chinese OEMs target customers for TXIC and represent the largest opportunity for growth through outsourcing

Broad customer/product base:

- 130+ vehicle manufacturers customers throughout 21 provinces in China,
- Exports to Vietnam and Middle East
- 32+ specific cab product classifications; over 400 customer cab variations

Headquartered in Changsha, the central area of Chinese automotive production

- Approximately 2,100 employees across six locations





Global EVBS Market

The global demand for EVBS production approximately $142B in 2010

90% Original Equipment Market ($128B)

- Cars ($70B)
- Commercial Trucks ($72B)

10% Collision Parts Aftermarket ($14B)

- 3.5%-4.0% annual growth

Global EVBS Original Equipment Market

2010 Geographic Production Segmentation



5%
17%
27%
24%
27%
NA
Europe
China
Asia
ROW

Global EVBS Collision Parts Aftermarket

2010 Geographic Segmentation



$3B
$4.5B
$2B
$4.5B
NA
Europe
China
ROW

Sources: Automotive News; Internal Studies

China's EVBS Market

In 2010, China became the largest automotive market in the world (approx. 18M vehicles sold) and is the largest exporter of commercial vehicles worldwide.

The demand for EVBS in China amounted to approximately $38.8B in 2010. Contributors include:

1. Infrastructure spending: National Highway System
2. Logistics: 90% of freight is moved by trucks in China
3. End uses of commercial vehicles: both rural and urban
4. Growing aftermarket
5. Standard life for commercial trucks (mandatory scrapage) is 15 Years

China EVBS Vehicle Segmentation



Light Passenger Vehicles
Average content: $1,200



$13.7B
$25.1B



1045

Commercial Vehicles
Average Content: $3,700

Sources: www.cbuauto.com; internal studies

TXIC is an Integrated EVBS Supplier

Product Design → Die design & Fabrication → Stamping, welding, assembly → Painting & Interiors

Integrated EVBS Solution for OEMs Include:

1.**Product Design**: 85% of products designed by HNTX; 15% by OEMs

2.**Die design & Fabrication**: 100% of dies designed and fabricated by HNTX

3.**Stamping, welding, assembly**: 1 site co-located with customers

4.**Painting and finished interiors**: E-coat, finish paint and interior installation

2010 Revenue Segments

Individual Panels
20%



Unpainted Cabs
32%



Painted Cabs
20%



Finished Cabs
28%



TXIC's Footprint in China

China Mfg. Facilities

- Main facility in Changsha; 3 regional assembly sites at Ziyang, Dali and Zhucheng
- 2 co-located assembly sites at OEM customer


Beijing
Zhucheng
Ziyang
Shanghai
Dali
Guangzhou

China Sales/Marketing

- HNTX cover 21 Sales and Marketing regions throughout China
- Ability to call on all 140+ commercial vehicles and 80+ light vehicles OEMs

HNTX Headquarters

Changsha, Hunan Province

Export Sales/Marketing

- Established Tongxin International, Hong Kong
- Coverage in North America, Europe, Southeast Asia and Middle East

2010 – 2012 Product Introductions

In 2009 TXIC designed the Tianrui cab model for introduction during 2010 to the Chinese medium duty commercial truck market segment.

- The "Tianrui" will become the basis for a new cab model for the heavy duty commercial vehicle segment in 2011-2012.
- In 2010, the China medium and heavy duty truck market segments accounted for approximately 1 million cab units and $3.7B in sales.
- The market is expected to grow to approximately 1.4M cab units and $5.2B in sales by 2012.



Tianrui Model Series

TXIC Market Share

Commercial market segment

- HNTX estimated 6% market share in 2010
- More cabs built by OEMs in-house due to large volume increases –model specific
- Estimated loss in share by most other independent suppliers

Passenger Market segment

- HNTX entered this segment in 2009 with model 6480 (SUV)
- 95% of EVBS built by OEM-in-house



Chinese EVBS Commercial Market Share in 2010 (Based on total units)
OEM/In-house
80%
14%
6%
Other Independent suppliers
Tongxin



Chinese EVBS Passenger Market Share in 2010 (Based on total units)
OEM/In-house
95%
5%

Growth Opportunities Overview

TXIC has identified four (4) growth opportunities for the years ahead. They are:

Organic:

1. Exports to emerging automotive commercial truck markets
2. North American and European severe service truck OE markets
3. North American and European light vehicle OES collision parts aftermarkets

Inorganic:

4. Add-on Acquisition of other EVBS suppliers

Growth Opportunity #1
EXPORTS TO EMERGING MARKETS

China Commercial Truck/Cab Export Market Share by Country in 2010



Russia 10%
Europe
North America
Asia/Pacific
Bangladesh 8%
Vietnam: 10%
Middle East: (5 countries)
54%
-Algeria
- Syria
- Iran
- Iraq
- Egypt
South America (2 countries):
18%
-Chile
- Brazil

Source: J.D.Power

Emerging markets with lower barriers to entry are major destinations for Chinese truck exports/components

- Excluding the downturn in 2008, average export growth is projected to follow the previous trend line of 20%-30% annually. In 2010, the export growth rate is 53%.
- TXIC growth opportunities in this area include:
  - Direct exports of EVBS to Chinese sponsored JVs and regional OEMs (Vietnam, Middle East)
  - Direct export of complete commercial vehicles with HNTX cabs
- Exports of Chinese trucks to mature NA and European markets anticipated by 2015

Export Markets (cont.)
SOUTH EAST ASIA EXAMPLE – VIETNAM

Since 2006 TXIC has exported commercial cabs to the Vietnam automotive market

- Largest emerging market for Chinese manufactured commercial vehicles and components (14% share of total commercial vehicle exports)
- Vietnam requires commercial vehicles to support improvements to infrastructure and movement of goods throughout the country
- Approximately 47,035 vehicles with an estimated total EVBS market size of $164M in 2010

Vietnam Commercial Vehicle Production



Thousands
60
40
20
0
2007
2008
2009
2010

Source: www.vama.org.vn

Growth Opportunity #2

NORTH AMERICA AND EUROPE SEVERE VEHICLE MARKETS

Medium and heavy-duty specialty trucks that serve the basic needs of municipalities and off road (vocational) requirements

- Approximately 150,000 vehicles with an estimated total market size of $550M
- End users in construction, mining, and logging, refuse, beverage, utility, and emergency vehicles.
- Small and medium size OEMs seeking low cost alternatives for EVBS currently outsourced to NA suppliers or manufactured in-house.
- TXIC has three (3) active projects to date







Source: internal studies

Growth Opportunity #3

AUTOMOTIVE COLLISION PARTS AFTERMARKET

The global collision parts aftermarket is an approximate $14B market and growing at 3.5% - 4.0% annually. The market consists of two channels;

- Original Equipment Service ("OES")
- Independent Aftermarket ("IAM")

Preliminary contacts made to several global manufacturers in North America and Europe to provide service parts

- Renault, Peugeot, Fiat, Chrysler and Ford
- Ford is likely candidate to make an initial Supplier Audit visit

Steps initiated to implement improvements from internal quality audit of Tongxin to prepare for customer initiated OES certification visits-

1. Quality certification completed in March,2009
2. Lean cell designed for site in December ,2009
3. Site visit anticipated during 2nd Q 2011.

The Global Collision Parts Market


$3B
$4.5B
$2B
$4.5B
NA
Europe
China
ROW

Growth Opportunity #4
ADD ON ACQUISITIONS

TXIC has been analyzing acquisition opportunities throughout the global EVBS market focusing on the following segments:

Chinese based EVBS competitors

- Independent/in-house suppliers with niche OEM EVBS product offerings
- Annual revenue range: $25M-$75M

Original Equipment Service (OES)

- Suppliers with long term customer relationships
- Annual revenue range: $40M-$100M

Independent Aftermarket (IAM)

- Suppliers with broad aftermarket product offerings
- Annual revenue range: $150M-$400

Advanced Materials EVBS suppliers

- Suppliers with advanced materials (Carbon fibers, aluminum)
- Annual revenue range: $25M-$40M

Management Team

Zhang Duanxiang- Chairman & Chief Executive Officer of Hunan Tongxin

- 30+ years automotive experience; founded HunanTongxin in 1984
- Recognized twice as one of the top 10 economic outstanding business executives and once as an excellent private entrepreneur in Hunan province.

William Zielke- CEO and Chief Administrative Officer

- 30+ years automotive M&A experience including 14 years experience in the China automotive market
- Served on boards with supplier firms in China, Saudi Arabia. Mexico, Belgium and Korea

Arthur Tu - Vice President, Finance, China Operations

- More than 15 years financial experience with WOFE (wholly owned foreign enterprise) companies in China, including CFO of WOFE operations for PBR International Ltd., Financial Controller for Tyco Thermal Controls, and Group Financial Controller of Automotive Component Group (ASIMCO)
- MBA in Accountancy and Finance from Central Missouri State University at Warrensburg

Tom Chang - Vice President, Finance, North American Operations

- 15+ years in Finance for U.S. and multinational corporations
- Responsible for TXIC's financial operation and corporate consolidation activities in North America
- Previously with California-based Linkyo Corporation, Meloling Corporation and Tehdex Corporation
- MBA in Finance and Management Information Systems, Illinois Institute of Technology; CPA

Peng Weiwu- Director, Chief Operating Officer of Hunan Tongxin

- 22+ years automotive experience with Hunan Tongxin
- Responsible for improvements to Hunan Tongxin manufacturing process and development of 128 brand and EVBS products and 9 product series in the past 22 years

Dr. David J. Brophy- Director and Chair of the Audit Committee

- A member of the Finance Faculty at The University of Michigan School of Business Administration from 1968 and Director of its Center for Venture Capital and Private Equity Finance since 1992
- Involved in various advisory and consultant activities in the public and private sector

Marcus Chao- Director of Tongxin International

- 30+ years of management experience in global corporations with background covering materials, engineering, manufacturing, supply management, and business development for manufacturing companies in the automotive industry
- Previously served as Chairman & President of Delphi China and Director of Delphi Global Supply Management

Frank Wang- Director of Tongxin International

- 25+ years of management experience with multinationals and China local manufacturing companies.
- Previously served as Managing Director of Delphi Packard China and Asia Pacific Purchasing .
- Currently serves as President of Eaton Asia

12 Months 2009 Income Statement

For the Fiscal Period Ended	12 months September 31-2009 USD'000	12 months September 31-2008 USD'000	Change
Revenue	$121,071	$98,358	▲23.09%
Cost Of Goods Sold	(105,421)	(83,517)	
Gross Profit	15,650	14,841	▲5.45%
Selling, General & Administrative	(10,192)	(7,041)	
Other Income: Unrealized warrant gain/(loss)	(20,806)	13,535	
Other	1,188	4,696	
Interest Expense	(1,753)	(2,702)	
Income before Income Taxes	(15,914)	23,329	
Income Tax Expense	(842)	(2,843)	
Net Income	($16,756)	$20,486	
EPS (Based on 13.1 F/D Shares)	$(1.38)	$1.44	

Balance Sheet

	December 31 , 2009 USD'000 $ Unaudited	December 31, 2008 USD'000 $ Audited
ASSETS		
Current Assets		
Cash	$16,493	$11,313
Restricted Cash – Bank Deposits	4,692	5,836
Accounts Receivable-trade, net of allowance for doubtful accounts	10,204	10,214
Other Receivable, Net of allowance for doubtful accounts	2,076	1,600
Due (to) from Related Parties	(1,346)	17,313
Notes receivable	5,769	2,939
Inventories	25,070	19,096
Advance to suppliers	1,960	3,012
Prepaid Expenses	421	1,331
Deferred Tax Assets	2,211	2,067
TOTAL CURRENT ASSETS	**67,549**	**74,721**
Investments in non-consolidated subsidiaries and affiliates	209	208
Property, Plant and Equipment	46,894	36,918
Land occupancy rights	13,194	9,633
Goodwill	36,880	36,696
TOTAL ASSETS	**$164,727**	**$158,176**
LIABILITIES AND STOCKHOLDERS EQUITY		
Current Liabilities		
Accounts Payable	$14,328	$15,201
Notes Payable	4,692	5,836
Accrued Expenses and Other Liabilities	6,867	7,418
Income Taxes Payable	17,257	17,418
Short Term Loans	24,876	25,260
Warrant liabilities	11,649	452
TOTAL CURRENT LIABILITIES	**$79,669**	**$71,560**
Long-term Loans / Other	-	4,548
Deferred Tax Liability	1,283	2,243
Total Stockholders Equity	83,774	79,825
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**$164,727**	**$158,176**

Summary Cash Flow

	December31-2009 USD'000 Unaudited	December -31-2008 USD'000 Unaudited
Net Income	**($16,756)**	**$20,486**
Depreciation Expense	4,062	2,828
Amortization expense	397	54
Loss/(Gain) on warrant	20,806	(13,535)
(Increase)/decrease in inventories	(5,974)	(5,112)
(Increase)/decrease in trade accounts and notes receivable	(2,818)	11,453
Reversal of bad debt allowance		(944)
Increase/(decrease) in accounts payable	(873)	967
Deferred income tax	(1,104)	192
(Increase)/decrease in prepaid expenses and other current assets	1,485	(471)
Increase/(decrease) in accrued expenses and other liabilities	510	(943)
Increase/(decrease) in income taxes payable	(1,222)	
Increase/(decrease) in due from related party	18,659	(1,724)
Net cash provided by operating activities:	**$17,172**	**$13,251**
Net cash used in investing activities	**($17,995)**	**($17,268)**
Net cash provided by (used in) financing activities	**$5,825**	**($6,326)**
Effect of foreign exchange rate changes	178	198
Net increase (decrease) in cash and cash equivalents	**$5,180**	**$9,651**
Cash and cash equivalents at beginning of year	**$11,313**	**$1,662**
Cash and cash equivalents at end of year	**$16,493**	**$11,313**

Revenue and Income – 2009 vs. 2008

Revenue


Millions
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$58.8M
$66.6M
$83.2M
$98.4M
$121M
2005
2006
2007
2008
2009

Growth of 23 % due to:

- Expansion of customer base
- Introduction of new products, including high-content cab interiors

Net Income


Millions
$25
$15
$5
-$5
-$15
-$25
$.8M
$6.2M
$9.1M
$20M
$-17M
2005
2006
2007
2008
2009

Negative Growth due to:

- Loss recognized from the change in fair value of the warrant liability and warrant exercise expenses.
- Increase in SG&A expenses mainly from higher selling expenses, finance personnel and professional fees related to SOX/ERP projects.

Margin Analysis

Gross Margin 2004 - 2009



25%
20%
15%
10%
5%
0%
9.1%
8.1%
22.7%
22.3%
15.1%
12.9%
2004
2005
2006
2007
2008
2009

Analysis of twelve months ended December 31, 2009 versus 2008:

- Effect of lower steel costs, improved steel purchasing strategies, reduced fixed costs, and new product mix.
- Gross margins continue to show improvement quarter over quarter. Gross margin improvement due to steel pricing and new product mix.
- Tongxin targets gross margins at 25%-plus for 2009 and 2010.

Margin Analysis (exclude gain/loss on warrants)

EBITA Margin



16%
14%
12%
10%
8%
6%
4%
2%
0%
4.2%
7.1%
12.6%
13.5%
15.6%
9.2%
2004
2005
2006
2007
2008
2009

Net Income Margin



12%
10%
8%
6%
4%
2%
0%
1.3%
9.3%
11.2%
7.1%
3.4%
2005
2006
2007
2008
2009

Analysis of twelve months ended December 31, 2009 versus 2008:

EBITA Margin (exclude gain/loss on warrants)

- EBITA margin decreased from 15.60 % in 2008 to 9.20% in 2009 as a result of gross margin decrease and increase in SG&A.

Net Income Margin (excluding gain/loss on warrants)

- Net income margin decreased from 7.1% in 2008 to 3.4% in 2009 as a result of gross margin decrease and increase in SG&A.

Investment Summary

The largest independent supplier in China's commercial EVBS market

- Opportunity to increase market share from OEM outsourcing
- 95% Chinese-owned commercial manufacturing base creates high barriers to entry for international companies

Targeted organic growth opportunities include:

- Emerging export markets
- OES/Collision Parts Aftermarket in NA and Europe
- Severe Service Trucks in NA and Europe

Anticipated add-on business

- Focus on EVBS suppliers in market segments outside of HNTX

International automotive management team

- BOD with considerable automotive experience
- Seasoned Management Team with experience in US and China

Contact Information

Investor Relations Contact

Stanley Wunderlich, CEO
Consulting for Strategic Growth 1
New York
Tel: 1-800-625-2236, ext. 7770
Fax: 1-646-205-7771
swunderlich@cfsg1.com

www.cfsg1.com

Company Contacts

Bill Zielke, CEO
Tom Chang, VP of Finance of NA
Tongxin International
199 Pierce Street, Suite 202
Birmingham, MI 48009
US +1 (248) 593-8330
zielke@txicint.com
tom.chang@txicint.com

www.txicint.com

Company Auditor

BDO Seidman LLP (US and China)

Corporate Counsel

Norton & Norton P.C.

SEC Legal Counsel

Strobl & Sharp P.C.

APPENDIX

China EVBS Value Added Chain-Commercial Vehicles

Supply Chain Structure Analysis

Commercial Vehicle Market: Supply Chain Structure (China) , 2008


OEMs
140+
Retail
Outlets
600 +
End-user
400,000 +
Tier – one
suppliers
Complete EVBS -HNTX
OEMs
in-house
Subsidiaries
Tier – two
suppliers
Stamping/Assembly-Competitors

- Due to how commercial vehicles are designed and assembled EVBS can be supplied complete and assembled onto the commercial vehicle chassis or shipped to OEMs' in-house subsidiaries for final value added content
  - ✓Approximately 76% of all EVBS for commercial vehicles are supplied by OEMs' subsidiaries

Source: Frost & Sullivan

China EVBS Value Added Chain-Passenger Vehicles

Supply Chain Structure Analysis

Passenger Vehicle Market: Supply Chain Structure (China), 2008



OEMs
80+
Retail
Outlets
1,200 +
End-user
Millions
Tier – one
suppliers
CKD Kit EVBS -HNTX
OEMs
in-house
Subsidiaries
Tier – two
suppliers
Stamping/Assembly-Competitors

- Due to how passenger vehicles are designed and assembled EVBS is only supplied as individual panels or in CKD* kits direct to OEM in-house subsidiaries for final value added content
  - ✓Approximately 95% of all EVBS for passenger vehicles are supplied by OEMs' subsidiaries

* Complete knock down

Source: Frost & Sullivan

2010 Manufacturing Operations Projects

- TXIC utilized University of Michigan resources to assist in continuous improvements to the Company's manufacturing operations in Changsha including:
  - ✓ Resources from the Graduate School of Engineering to focus on improvements to the stamping operations to reduce scrap, increase inventory turns, equipment machine uptime and utilization
  - ✓ Resources from the Ross School of Business to focus on improving the production scheduling system to further improve customer response time and increase capacity utilization

China & Emerging Markets Truck Segments

- Due to the design and customer requirements the Chinese and Emerging Market segmentation classification of commercial trucks is essentially the same
  - ✓Differs somewhat from classifications in NA and Europe
- Segments include, Mini, Light, Medium and Heavy
  - ✓TXIC provides cabs and services for all four segments

Commercial Vehicle Market: Commercial Vehicle Segment (China), 2008			
Heavy Duty Trucks (HDTs)	Medium Duty Trucks (MDTs)	Light Duty Trucks (LDTs)	Mini Trucks
			
Gross weight > 14 ton	6 ton < Gross weight ≤ 14 ton	1.8 ton < Gross weight ≤ 6 ton	Gross weight ≤ 1.8 ton

Source: Chinese Association of Automobile Manufacturers, Frost & Sullivan

- Emerging Markets generally purchase trucks and related cab components from China based on Chinese specifications
  - ✓Chassis
  - ✓ Cabs
  - ✓Repair body panels